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                                                                       Exhibit 6

                     [Nellcor Puritan Bennett Letterhead]

                                                        August 8, 1997

[Name of Executive]
Nellcor Puritan Bennett Incorporated
4280 Hacienda Drive
Pleasanton, CA 94588


Dear _____________:

        This Agreement provides for certain benefits upon termination of your employment by Nellcor Puritan Bennett Incorporated ("the Company") without Cause (as defined herein) during the two-year period beginning on or after July 1, 1998 and ending June 30, 2000 (the "Continuation Period"). The Company, Mallinckrodt Inc. ("Mallinckrodt") and NPB Acquisition Corp. ("Purchaser") have entered into an Agreement and Plan of Merger, dated as of July 23, 1997 (the "Merger Agreement"), which provides that Purchaser will merge (the "Merger") with and into the Company upon completion of the tender offer contemplated thereby. Upon consummation of the Merger, the Company will be a wholly-owned subsidiary of Mallinckrodt.

        In light of the need to integrate the business of the Company and Mallinckrodt following the Merger and the changes in the nature of your responsibilities and position with the Company that may result from such integration, the Company agrees to provide the following in the event you are terminated without Cause on any date within the Continuation Period.

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        1.  During the Continuation Period, the Company shall, at its expense, continue on behalf of you and your dependents and beneficiaries the life insurance, disability, medical, dental and hospitalization benefits provided to you at the Termination Date. The coverage and benefits (including deductibles and costs) provided in this paragraph 1 during the Continuation Period shall be no less favorable to you and your dependents and beneficiaries than those provided to you at the Termination Date. The Company's obligation hereunder with respect to the foregoing benefits shall be limited to the extent that you obtain any such benefits pursuant to a subsequent employer's benefit plans in which case the Company may reduce the coverage of any benefits it is required to provide you hereunder as long as the aggregate coverages and benefits of the combined benefit plans are no less favorable to you than the coverages and benefits required to be provided hereunder. This paragraph 1 shall not be interpreted so as to limit any benefits to which you or your dependents or beneficiaries may be entitled under any of the Company's employee benefit plans, programs or practices following your termination of employment, including without limitation, retiree medical and life insurance benefits.

        2. For the duration of the Continuation Period, the Company shall, at its expense, provide you with outplacement and career counseling services in accordance with the Company's policies then in effect provided, however, that
                                                      --------  -------
the Company's obligation to pay for such services shall in no event exceed an aggregate amount equal to 25% of the Base Amount.

        3.  (a)  For purposes of this Agreement:

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        (a) a termination of employment during the Continuation Period is for
"Cause" if the basis of the termination is fraud, misappropriation, embezzlement or willful engagement by you in misconduct which is demonstrably and materially injurious to the Company and its subsidiaries taken as a whole (no act, or failure to act, on your part shall be considered "willful" unless done, or omitted to be done, by you not in good faith and without a reasonable belief that the action or omission was in the best interest of the Company and its subsidiaries); provided however, that you shall not be deemed to have been
               -------- -------
terminated for Cause unless and until there shall have been delivered to you a Notice of Termination (as hereinafter defined) and copy of a resolution duly adopted by the affirmative vote of not less than three-quarters of those members of the Company's Board of Directors who are not then employees of the Company at a meeting of the Board called and held for the purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, you were guilty of the conduct set forth in the first sentence of this paragraph and specifying the particulars thereof in detail.

        (b) "Notice of Termination" shall mean a written notice of termination of your employment from the Company, which notice indicates the specific termination provision in this Agreement relied upon and which sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the provision so indicated.




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        (c)  "Base Amount" shall mean your annual base salary at the rate in effect on the Termination Date, and shall include all amounts of base salary that are deferred under the employee benefit plans of the Company or any other agreement or arrangement.

        (d) "Termination Date" shall mean the date specified in the Notice of Termination; provided, however, that if your employment is terminated by the
             --------  -------
Company for Cause or due to Disability, the date specified in the Notice of Termination shall be at least 30 days from the date the Notice of Termination is given to you, provided that, in the case of Disability, you shall not have returned to the full-time performance of your duties during the period of at least 30 days.

        This Agreement shall become effective only if the Merger is consummated. Please confirm your agreement to the foregoing by signing and returning to me the enclosed copy of this letter.

        By its execution of a copy of this letter, Mallinckrodt consents to this Agreement upon consummation of the Merger.


                                                Very truly yours,


CONFIRMED AND AGREED


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          Executive

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CONSENTED AND AGREED
Mallinckrodt Inc.



By:  ________________________

Its: ________________________